Consent of Independent Registered Public Accounting Firm

We hereby consent to the use of our report dated June 3, 2024, relating to the consolidated financial statements of BTQ Technologies Corp. "the Company" as at December 31, 2023 and for the year then ended, and the related notes to the consolidated financial statements, which is included in this Registration Statement on Form 40-F being filed by the Company with the United States Securities and Exchange Commission. Our report contains an explanatory paragraph regarding the Company's ability to continue as a going concern.

We also consent to the reference to us under the heading "Experts" which appears in the Annual Information Form included in Exhibit 99.10 to this Registration Statement on Form 40-F.

/s/ BDO Canada LLP

Chartered Professional Accountants

Vancouver, Canada

August 7, 2025